Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Fidelity National Financial, Inc.:
We consent to the use of our reports with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.
Our reports on the Company’s consolidated financial statements and schedules refer to a change, effective January 1, 2006, in the method for accounting for share-based employee compensation, to a change, effective December 31, 2006, in the method of accounting for defined benefit pension and other postretirement plans, and to a change, effective January 1, 2007, in the method of accounting for uncertain tax positions.

/s/ KPMG LLP
February 5, 2009
Jacksonville, Florida Certified Public Accountants